Filed by Cowen Group, Inc. and LexingtonPark Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: LexingtonPark Parent Corp.

Commission File No. 333-160525

1221 Avenue of the Americas

New York, New York 10020

October 16, 2009

Dear Stockholder:

According to our latest records, we have not yet received your proxy for the important special meeting of stockholders of Cowen Group, Inc. to be held on November 2, 2009.  The Cowen Board of Directors unanimously recommends that stockholders vote FOR the proposed business combination with Ramius LLC.

Please help your company avoid the expense of further solicitation by voting TODAY—by telephone, via the Internet or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Very truly yours,

J. Kevin McCarthy

General Counsel and Corporate Secretary

YOUR VOTE IS IMPORTANT!
Failing to Vote has the Same Effect as a Vote “Against”

Remember, you can vote your shares by telephone or by Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5835.

Please See Reverse for Further Information

In connection with the proposed transaction, Cowen and LexingtonPark Parent Corp. have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement of LexingtonPark Parent Corp. on Form S-4 that includes a proxy statement of Cowen that also constitutes a prospectus of LexingtonPark Parent Corp.  Cowen commenced mailing on October 2, 2009 of the final proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information about Cowen and the proposed transaction.

Investors and security holders may obtain these documents (and any other documents filed by Cowen or by LexingtonPark Parent Corp. with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Cowen and LexingtonPark Parent Corp. may be obtained free of charge by directing such request to:  Investor Relations, 1221 Avenue of the Americas, New York, NY 10020 or from Cowen’s Investor Relations page on its corporate website at www.cowen.com.

The directors, executive officers, and certain other members of management and employees of Cowen may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen.  Information about the executive officers and directors of Cowen is set forth in Cowen’s Amendment No. 1 to its Annual Report on Form 10-K/A, which was filed with the SEC on April 28, 2009.